1-15154

02050604

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.
AUG 1 4 2002
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August, 2002

ALLIANZ AKTIENGESELLSCHAFT

PROCESSED
AUG 1 6 2002
THOMSON
FINANCIAL

Königinstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CR

EXHIBIT INDEX

Exhibits	Description	Sequential Page No.
1	Press Release dated August 14 , 2002	3

Allianz Group – Development in the First Half of 2002

Positive trend in insurance business continues: significant rise in premium income – improvement in loss ratio – weak financial markets negatively influence banking business

In the first six months of fiscal 2002 Allianz Group achieved a net income of 1.6 billion euros, an increase of 15.1 percent compared with the corresponding period last year. While the positive trend in the insurance business persisted, developments in the banking business continue to be affected by the weakness of the financial markets. Overall, the banking business for the first half-year showed negative earnings of 1,058 million euros. Restructuring measures are beginning to take effect, as administrative expenditures fell substantially compared with the previous year, by 558 million euros or 13.5 percent. The Allianz Group managed to boost its worldwide gross premium income in the insurance business from 37.6 to 42.1 billion euros, an improvement of 12.1 percent which substantially exceeded own expectations. The combined ratio also saw an improvement by falling more than 2 percentage points to 102.2 percent compared with the previous year.

Half-year **earnings before tax and amortization of goodwill** totaled 2.7 billion euros in the Allianz Group, a drop of 6.1 percent compared with last year's figures. Amortization of goodwill went up by 249 million euros to 567 million euros, thanks to consolidation of the Dresdner Bank Group since July 23, 2001 and the purchase of shares in Allianz Lebensversicherungs-AG from Munich Re. Following tax expenditure of 695 million euros in the first half of 2001, the first six months of 2002 saw a tax yield of 275 million euros. After deduction of minority interests amounting to 879 million euros, the Allianz Group made net income of 1.6 billion euros. **Earnings per share** rose from 5.57 euros to 6.49 euros compared with the previous year.

In the second quarter, the Allianz Group posted negative earnings of 356 million euros as a result of the weak capital markets.

Gross premium income in insurance business worldwide increased by 12.1 percent from 37.6 to 42.1 billion euros in the first half-year. After adjustment for the effects of consolidation and exchange rates, growth was 11.9 percent. IAS accounts, which only include sales from investment-oriented life insurance products with their risk and cost elements, show gross premium income increasing by 5.7 percent from 31.4 to 33.1 billion euros.

In the **banking business** the overall situation tightened further in the second quarter of 2002. In a highly volatile market environment with increasing insolvencies, performance in Allianz's banking business has proved more difficult than expected. The Allianz Group sustained a drop in operating income of 19 percent compared with the corresponding period last year. This impacted both the net fee and commission income and the trading result.

As a result of increased value adjustment requirements – especially for single risks and Latin America – expenditure on **loan loss provisions** came to 1,068 million euros. In terms of **administrative expenses,** Dresdner Bank made substantially greater improvements than planned. Compared with the first six months of the previous year, administrative expenses have been reduced by 558 million euros or 13.5 percent. The early implementation of cost-cutting programs is beginning to show results.

After amortization for goodwill, taxes and minority interests, the banking segment reported negative **earnings** of 1,058 million euros, with Dresdner Bank accounting for 1,024 million euros of this. "Obviously we cannot be satisfied with this result," commented Helmut Perlet, "but we have already taken the necessary measures to return our banking business to profitability in the near future."

Assets under management of the Allianz Group totaled 1,101 billion euros as of June 30, 2002. Compared with year-end 2001 this signifies a loss of 6.1 percent or 71 billion euros. The **Group's own capital investments** fell by 5.5 percent or 29 billion euros to 498 billion euros as a result of the major fall in share prices. **Investments for third parties** fell by 6.9 percent or 43 billion euros to 577 billion euros mainly due to the weakness of the US dollar. A comparison based on the exchange rates of December 31, 2001 shows that there would have been growth of 4.9 billion euros.

The persistent weakness of the capital markets and the corresponding difficulties for earnings performance in the investment and banking business have prompted the Allianz Group to adjust their **earnings forecast for the year 2002** to the altered circumstances. Previously anticipated earnings for fiscal 2002 of 3 billion euros – following 1.6 billion euros in fiscal 2001 – were based on the assumption that the stock market would stabilize at the level reached at the beginning of the year. From the current perspective, this earnings forecast for 2002 cannot be upheld – at least not at the expected quality.

Cautionary Note Regarding Forward-Looking Statements.

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties which could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results. performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro - U.S. Dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the event on, and following, September 11th, 2001.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: ______________________
Richard Lips
Corporate Communications

By: ______________________
Reinhard Preusche
Head of Compliance

DATE: August 14, 2002